M.M. MEMBRADO, PLLC
115 EAST 57TH STREET, SUITE 1006
NEW YORK, NEW YORK 10022
TELEPHONE: 646.486.9770
TELEFAX: 646.486.9771

By Electronic Filing and Federal Express

August 9, 2005

Mr. Carlton Tartar, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	FindEx.com, Inc.
Item 4.02 Form 8-K
Filed July 22, 2005
File No. 000-29963

Dear Mr. Tartar:

In connection with the July 22, 2005 Form 8-K for the above-referenced registrant, please note the responses below to your letter dated July 27, 2005, which correspond item-for-item to your enumerated staff comments. Please note further that the amendment to the filing is included herewith in hard copy for your convenience, together with marked drafts reflecting all changes that have been made.

1.
In the first paragraph of your disclosure, please delete the phrase in the first sentence which states “not to be materially misleading” with respect to your financial statements. We believe that it would be more appropriate to replace this language with a phrase such as “to comply with generally accepted accounting principles”. This revision is requested because the Division of Corporation Finance does not determine whether financial statements are materially misleading.

We have restructured and rephrased our Form 8-K deleting “not to be materially misleading” and replacing it with more appropriate language.

2.
Because the comparative financial statements for the year ended December 31, 1999 will be included in the restated Form 10-KSB for the year ended December 31, 2000, you may elect to restate the financial statements for both years in the revised 10-KSB for the year ended December 31, 2000. If you elect to do this, please delete the reference in parentheses regarding the filing of the December 31, 1999 financial statements on Form 8/K/A, since this filing will not be amended. However, please note that the reference to the period itself should be retained.

We have elected to include the revised financial statements for both 1999 and 2000 in the amended 10-KSB for the year ended December 31, 2000. The parenthetical reference to Form 8-K/A for the year ended December 31, 1999 has therefore been removed.

3.
Please tell us how you determined that the quarterly periods prior to June 30, 2002 would not be affected by the restatements. Also, it would appear that the financial statements for the year ended December 31, 2001 would also need to be restated, due to the effect on retained earnings for restatements relating to prior periods. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

Paragraph 12 of EITF Issue No. 01-09 states “The Task Force reached a consensus that the consensuses on Issues 1 and 2 should be applied no later than in financial statements for annual or interim periods beginning after December 15, 2001. Earlier adoption is encouraged. Upon application of the consensuses, financial statements for prior periods presented for comparative purposes should be reclassified to comply with the income statement display requirements under Issues 1 and 2.” We did not incur rebate expenses during the three month period ended March 31, 2002. We did, however, incur rebate expenses during the three month period ended June 30, 2002. We therefore made the determination that revising the financial statements for the three months ended March 31, 2002 was not necessary. Revisions to the 2001 financial statements will be made for comparative purposes as prescribed by the EITF. Because the EITF Issue No. 01-09 was not effective until periods beginning after December 15, 2001, we determined that revision to the 2001 financial statements was not required other than for comparison with the 2002 reporting periods.

We also made the determination that the financial statements for the year ended December 31, 2001 did not specifically need to be revised as the only revisions would be from the year ended December 31, 2000. No reference was made to the year ended December 31, 2001 in the original 8-K due to the fact that none of the revisions directly affect the 2001 consolidated financial statements. The financial statements for the year ended December 31, 2001 will be reclassified to conform with the 2002 presentation for comparative purposes with the Form 10-KSB/A for the year ended December 31, 2002.

4.
With regards to your bullet point disclosures regarding the recommended changes, please consider whether including separate categories for each distinct type of change may be appropriate. For example, some of the changes noted will result in a restatement of the statement of operations for the respective period, whereas other proposed changes will not affect the reported net income or loss, but will result in a reclassification between line items, or a change in the description of a line item.

We have restructured and rephrased our Form 8-K to group the revisions by how they affect the consolidated financial statements.

5.	Please revise your disclosures to clarify the exact nature of the following items:

•	The error correction noted in the first bullet point. Please clarify how the transaction was originally recorded and how it will be recorded following the restatement.
•
Each of the items that were previously characterized as “non-recurring items”. Please expand your disclosure to provide more details regarding the nature of each adjustment or expense. In addition, please disclose how each transaction is classified in the statement of operations.

We have restructured and rephrased our Form 8-K to clarify how the transactions were originally recorded and how they will be recorded following the revisions. We also have expanded our disclosures to provide more details regarding the nature of each “non-recurring” adjustment or expense and how each is classified in the consolidated statements of operations.

6.
We note that you intend to file restated financial statements for the periods noted. Please tell us how, and when, you expect to file them. If not currently known, please state this in your disclosure.

We intend to file the revised financial statements electronically in amended Form 10-KSBs and amended Form 10-QSBs as soon as practical, which we estimate to be within the next 30 days.

Please note that the company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 8-K filing. It further acknowledges that the staff comments or changes in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

*   *   *   *   *   *   *   *

I hope that you find the responses herein to your comments satisfactory. Please feel free to call me to discuss any questions, issues, or additional comments or requests. In the meantime, I look forward to hearing back from you at your earliest convenience.

Thank you for your attention in this matter.

Very truly yours,
M.M. MEMBRADO, PLLC

Michael M. Membrado
/s/ Michael M. Membrado

MMM/fls
Encl.
cc: Malone, Steven
Rowland, Kirk
Gorup, Micki